UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2013

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation

1800 Waterfront Centre

200 Burrard Street

Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

October 22, 2013

3.	NEWS RELEASE

The press release announcing this material change was issued on October 22, 2013 in Canada and the United States.

4.	SUMMARY OF MATERIAL CHANGE

Methanex Corporation announced on October 22, 2013 that it will sell a 10% equity share in its Egyptian subsidiary, Egyptian Methanex Methanol Company S.A.E., to a current shareholder, Arab Petroleum Investments Corporation (APICORP).

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation (“Methanex”), through its wholly owned subsidiary, Methanex Holdings (Egypt) Ltd., has agreed to sell an approximate 10% equity share in Egyptian Methanex Methanol Company S.A.E. (“EMethanex”) to Arab Petroleum Investments Corporation (APICORP) (“APICORP”) for $110 million. The transaction will increase APICORP’s ownership in the joint venture to 17%. Methanex will remain the operator and majority shareholder of EMethanex with just over 50% ownership. The remaining 33% interest is held by several Egyptian government shareholders. Subject to completion of certain conditions precedent, the companies expect the sale to be finalized by the end of 2013.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

For further information, contact:

Randy Milner

Senior Vice President, General Counsel & Corporate Secretary

(604) 661 2667

9.	DATE OF REPORT

October 31, 2013

METHANEX CORPORATION

Name:	Randy Milner
Title:	Senior Vice President, General Counsel and Corporate Secretary

SHARE PURCHASE AGREEMENT

THIS AGREEMENT made as of October 21, 2013

BETWEEN:

METHANEX HOLDINGS (EGYPT) LTD., a body corporate incorporated pursuant to the laws of the Cayman Islands and having its registered office at Ground Floor, Harbour Centre, P.O. Box 1569, George Town, Grand Cayman, Cayman Islands.

(the “Vendor”)

AND:

ARAB PETROLEUM INVESTMENTS CORPORATION (APICORP), a company duly organized and validly existing under the Establishing Agreement signed by the member governments of the Organization of Arab Petroleum Exporting Countries dated 23 November 1975 and duly ratified by them as well as the laws of the Kingdom of Saudi Arabia, having its registered office at P. O. Box 9599, Damman 31423, Saudi Arabia.

(the “Purchaser”)

BACKGROUND

A.	The Vendor is the registered and beneficial owner of 1,290,000 issued and outstanding shares in the capital of Egyptian Methanex Methanol Company S.A.E. (the “Company”), each with a nominal value of US$100 (the “Methanex Shares”).

B.	The Vendor has agreed to sell, and the Purchaser has agreed to purchase, 214,999 of the Methanex Shares (the “Shares”) on the terms and conditions contained in this Agreement.

TERMS OF AGREEMENT

In consideration of the premises and the covenants and agreements contained in this Agreement, the parties agree with each other as follows:

1.	Definitions

In this Agreement:

(a)	“Broker” means a registered Egyptian brokerage firm appointed by mutual agreement to assist with the completion of the transactions hereunder; and

(b)	“Closing” means the closing of the purchase and sale of the Shares as contemplated by this Agreement and occurs with Shares transfer.

2.	Purchased Shares and Purchase Price

Subject to the terms and conditions of this Agreement and based on the representations and warranties of the Vendor set forth in this Agreement, the Vendor hereby sells, assigns and transfers to the Purchaser and the Purchaser hereby purchases from the Vendor 214,999 Shares for US$84,400,119.07, plus the Dividend Payment (as defined in Section 6.3), all payable to the Vendor as provided in Section 6.3.

3.	Vendor’s Representations and Warranties

In order to induce the Purchaser to enter into and consummate this Agreement, the Vendor represents and warrants to the Purchaser as follows:

(a)	The Shares are validly issued and outstanding as fully paid shares in the capital of the Company.

(b)	Other than restrictions on transfer of the Shares as set out in (a) the Amended and Restated Joint Venture Agreement dated October 12, 2006, between the Assignor and Assignee (the “Joint Venture Agreement”), among others; and (b) the Common Terms Agreement dated May 15, 2007 signed by the Company, among others (the “CTA”), and in any ancillary agreement to the CTA, including without limitation any share pledge or shareholder support agreement (collectively the “CTA Agreements”), the Vendor owns the Shares as legal and beneficial owner, free and clear of all liens, claims, charges and encumbrances.

(c)	Other than restrictions on transfer of the Shares as set out in (a) the Joint Venture Agreement, and (b) the CTA Agreements, the Vendor has due and sufficient right and authority to enter into this Agreement on the terms and conditions set forth in this Agreement and to transfer the legal and beneficial title to and ownership of the Shares to the Purchaser.

4.	Purchaser’s Representations and Warranties

4.1	The Purchaser represents and warrants:

(a)	neither the making of this Agreement, the completion of the transactions contemplated by it, nor the performance of or compliance with its terms will violate any law or regulation of Egypt, the constitutional documents of the Purchaser or any agreement to which the Purchaser is a party, and will not result in the creation or imposition of any lien, claim, charge, encumbrance or restriction of any nature in favour of a third party upon or against the assets of the Company or the Shares; and

(b)	The Purchaser has due and sufficient right and authority to enter into this Agreement on the terms and conditions set forth in this Agreement and to perform its obligations under this Agreement.

5.	Closing Conditions

5.1	Mutual Conditions

The obligations of the Vendor and the Purchaser to complete the transactions contemplated hereby are subject to fulfillment of the following conditions on or before the Closing:

(a)	the parties will have obtained all consents, waivers, permits, orders and approvals of any governmental entity and as otherwise required by the laws of Egypt, in connection with, or required to permit, the consummation of the transactions contemplated hereby and under the Assignment Agreement between the Vendor and the Purchaser, dated the date hereof (the “Assignment Agreement”);

(b)	the Vendor shall have obtained the consents required pursuant to Section 8.10 of the Joint Venture Agreement to the transfer of the Shares prior to the fifth anniversary of the Commercial Operation Date (as defined in the Joint Venture Agreement); [This section has been omitted as it contains third party confidential information];

(c)	the Vendor shall have obtained the consents to transfer the Shares and the Assigned Loan (as defined under the Assignment Agreement) as required pursuant to the CTA Agreements; and

(d)	the restrictions on transfer and the rights of shareholders to acquire some or all of the Shares and the Assigned Loan, as contained in the Joint Venture Agreement, shall have been waived or satisfied such that the Vendor can transfer the Shares to the Purchaser as contemplated hereby.

6.	Closing Arrangements

6.1	Commercial Efforts

The parties shall use reasonable commercial efforts to satisfy all conditions to Closing as described in Section 5.1, including, without limitation, the Purchaser shall (a) provide its consent to the transfer of Shares pursuant to Section 8.10 of the Joint Venture Agreement, and (b) shall enter into any forms of agreements required to be entered into by the Purchaser in order for the Vendor to obtain the consents required under the CTA Agreements provided that the form of such agreements are substantially the same as those agreements the Purchaser is already a party to. The parties shall use reasonable commercial efforts to cause the Closing to occur as soon as practically possible with the contemplated Closing date eight (8) weeks [this information has been omitted as it contains commercially sensitive information] from signing of this Agreement.

6.2	Vendor’s Closing Documents

At the Closing, the Vendor will tender to the Purchaser, or as directed by the Purchaser, share certificates representing the Shares.

6.3	Purchaser’s Closing Documents

(a)	At the Closing, the Purchaser will deliver funds by way of wire transfer to an account designated by the Vendor not less than two Business Days prior to the Closing or will tender to the Vendor a certified cheque or bank draft payable to the Vendor for US$84,400,119.07, provided that the conditions under Clause 5.1 have been fulfilled.

(b)	The Purchaser will direct the Company to pay to the Vendor an amount (the “Dividend Payment”) equal to:

10% of the Total Dividends for the quarter in which Closing occurs (the “Closing Quarter”)		X	Number of Days in the Closing Quarter prior to Closing Total Number of Days in the Closing Quarter

Total Dividends =	Net Profit of the Company in the Closing Quarter	minus	5% of Net Profit of the Company in the Closing Quarter (representing the legal reserve)

The Purchaser shall direct the Company to pay the Dividend Payment directly to the Vendor on the date that the dividends in respect of the Closing Quarter are actually paid to the Shareholders of the Company. In addition, the Purchaser acknowledges that the Total Dividends attributable to the Shares for any fully completed quarter prior to the date of Closing, whether paid or unpaid, declared or undeclared, shall be for the benefit of the Vendor and any such unpaid amount shall be included in the term “Dividend Payment” for the purposes of this Section 6.3(b).

6.4	Transfer Procedures

(a)	At the Closing, the Vendor shall sign and deliver irrevocable sell orders, together with share certificates representing the Shares (referred to in Section 6.2), to the Broker.

(b)	The Purchaser shall sign and deliver irrevocable purchase orders, together with the certified cheque or bank draft (referred to in Section 6.3), to the Broker. The Vendor and the Purchaser shall also sign any standard documents as required by the Broker, in accordance with the prevailing laws and regulations.

(c)	Upon completion of the transfer of title procedures carried out by the Broker and registration of such transfer with the Egyptian Stock Exchange, the Broker shall deliver the certified cheque or bank draft (referred to in Section 6.3), to the Vendor and deliver the share certificates representing the Shares to the Purchaser.

(d)	The Seller shall ensure that such transfer shall be entered into the Share Ownership Register of the Company.

7.	General

7.1	Termination

This Agreement may be terminated at any time prior to the Closing:

(a)	by mutual written consent of the Purchaser and the Vendor; and

(b)	by the Purchaser or the Vendor if the conditions to Closing set out in Section 5.1 have not been satisfied on or before January 20, 2014 [this information has been omitted as it contains commercially sensitive information].

In the event of the termination of this Agreement, this Agreement shall forthwith become void and no party shall have any or further obligation to the other party hereunder. Nothing contained in this Section 7.1 shall relieve or have the effect of resulting in relieving any party in any way from liability for damages incurred or suffered by a party as a result of a breach of this Agreement by a party.

7.2	Survival of Vendor’s Representations

The representations, warranties, covenants and agreements of the Vendor contained in this Agreement and in any document or certificate given under this Agreement will survive the closing of the transactions contemplated by this Agreement and remain in full force and effect for a period of one year from the Closing date.

7.3	Survival of Purchaser’s Representations

The representations, warranties, covenants and agreements of the Purchaser contained in this Agreement and in any document or certificate given under this Agreement survive the closing of the transactions contemplated by this Agreement and remain in full force and effect for a period of one year from the Closing date.

7.4	Commissions, Legal Fees

Each of the parties will bear the fees and disbursements of the respective lawyers, accountants and consultants engaged by them respectively in connection with this Agreement.

7.5	Broker Fees

The parties shall bear equally the fees and disbursements of the Broker engaged by the parties in connection with the transactions contemplated by this Agreement.

7.6	Notices

Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by mailing the same postage prepaid or delivering the same addressed as follows:

To the Vendor:

c/o Cayman Management Ltd.

Ground Floor, Harbour Centre

P.O. Box 1569

George Town, Grand Cayman KY1 1110

Cayman Islands

Attention: David Roberts

To the Purchaser:

Arab Petroleum Investments Corporation (APICORP)

P.O. Box 9599

Damman 31423

Saudi Arabia

Attention: Chief Executive Officer

or to such other address as a party may specify by notice and shall be deemed to have been received, if delivered, on the date of delivery if it is a business day and otherwise on the next succeeding business day and, if mailed, on the fifth business day following the posting of the notice except if there is a postal dispute, in which case all communications shall be delivered.

7.7	Time of Essence

Time is of the essence of this Agreement.

7.8	Further Assurances

Each of the parties will execute and deliver such further documents and instruments and do such acts and things as may be reasonably required by another party to carry out the intent and meaning of this Agreement and to assure to the Purchaser the Shares.

7.9	Proper Law

This Agreement will be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Arab Republic of Egypt.

7.10	Entire Agreement

This Agreement contains the whole agreement between the Vendor and Purchaser pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions between the parties and there are no representations, warranties, covenants, conditions or other terms other than expressly contained in this Agreement.

7.11	Assignment

This Agreement may not be assigned by any party without the prior written consent of the other party, which consent may be arbitrarily withheld.

7.12	Benefit and Binding Nature of the Agreement

This Agreement enures to the benefit of and is binding upon the parties and their respective successors and permitted assigns.

AS EVIDENCE OF THEIR AGREEMENT the parties have executed this Agreement as of the date and year first above written.

METHANEX HOLDINGS (EGYPT) LTD.

By:	/s/ DAVID M.L. ROBERTS David M.L. Roberts Director

By:	/s/ ZELPHA M. BUNTING Zelpha M. Bunting Director

ARAB PETROLEUM INVESTMENTS CORPORATION (APICORP)

By:	/s/ AHMAD H. AL NUAIMI Ahmad H. Al Nuaimi CEO & GM

ASSIGNMENT AGREEMENT

THIS AGREEMENT made as of October 21, 2013

BETWEEN:

METHANEX HOLDINGS (EGYPT) LTD., a body corporate incorporated pursuant to the laws of the Cayman Islands and having its registered office at Ground Floor, Harbour Centre, P.O. Box 1569, George Town, Grand Cayman, Cayman Islands.

(the “Assignor”)

AND:

ARAB PETROLEUM INVESTMENTS CORPORATION (APICORP), an Arab joint stock company organized under the laws of the Kingdom of Saudi Arabia, having its registered office at PO Box 9599, Damman 31423, Saudi Arabia.

(the “Assignee”)

BACKGROUND

A.	Pursuant to certain interest bearing shareholder loans, the Assignor has outstanding loans to Egyptian Methanex Methanol Company S.A.E. (the “Company”) of a total of US$153,600,000 (the “Methanex Shareholder Loans”).

B.	The Assignor has agreed to assign its rights, title and interest in a portion of the Methanex Shareholder Loans being an amount equal to US$25,599,880.93 (the “Assigned Loan”). The Assignee has agreed to accept such assignment on the terms and conditions of this Agreement.

TERMS OF AGREEMENT

In consideration of the premises and the covenants and agreements contained in this Agreement, the parties agree with each other as follows:

1.	Definitions

In this Agreement:

“Closing” means the closing of the assignment of the Assigned Loan as contemplated by this Agreement.

2.	Closing to Occur with Share Transfer

Closing shall be conditional upon and occur contemporaneously with the closing of transfer of Shares (as such term is defined in the Share Purchase Agreement) from the Assignor to the Assignee pursuant to a Share Purchase Agreement between the Assignor and the Assignee dated the date hereof (the “Share Purchase Agreement”). This Agreement shall terminate automatically without further notice in the event that the Share Purchase Agreement terminates.

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3.	Assigned Rights and Assignment Price

Subject to the terms and conditions of this Agreement and based on the representations and warranties of the Assignor set forth in this Agreement, the Assignor hereby assigns and transfers to the Assignee, and the Assignee hereby purchases from the Assignor, all of the Assignor’s right, title and interest to the Assigned Loan for US$25,599,880.93 (the “Assignment Price”), plus a post-Closing payment as set out in subsection 6.2(b), all payable to the Assignor as provided in section 6.2.

4.	Assignor’s Representations and Warranties

In order to induce the Assignee to enter into and consummate this Agreement, the Assignor represents and warrants to the Assignee as follows:

(a)	The Assigned Loan bears interest at a rate of 13% per annum [this information has been omitted as it contains commercially sensitive information], has been validly loaned to the Company and is convertible into equity at any time, as determined by the board of directors of the Company.

(b)	Other than restrictions on transfer of the Assigned Loans as set out in (a) the Amended and Restated Joint Venture Agreement dated October 12, 2006, between the Assignor and Assignee, among others (the “Joint Venture Agreement”), (b) the Common Terms Agreement dated May 15, 2007 signed by the Company, among others (the “CTA”), and in any ancillary agreement to the CTA, including without limitation any share pledge or shareholder support agreement (collectively the “CTA Agreements”), the Assignor is the legal and beneficial owner of the Assigned Loan, free and clear of all liens, claims, charges and encumbrances.

(c)	Other than restrictions on transfer of the Assigned Loans as set out in (a) the Joint Venture Agreement, and (b) the CTA Agreements, the Assignor has due and sufficient right and authority to enter into this Agreement on the terms and conditions set forth in this Agreement and to assign all of its rights, title to and interest in the Assigned Loan to the Assignee.

5.	Assignee’s Representations and Warranties

The Assignee represents and warrants to the Assignor as follows:

(a)	Neither the making of this Agreement, the completion of the transactions contemplated by it, nor the performance of or compliance with its terms will violate any law or regulation of Egypt, the constitutional documents of the Assignee or any agreement to which the Assignee is a party; and

(b)	The Assignee has due and sufficient right and authority to enter into this Agreement on the terms and conditions set forth in this Agreement and to perform its obligations under this Agreement.

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6.	Closing Arrangements

6.1	Assignor’s Closing Documents

At the Closing, the Assignor will assign to the Assignee all documents constituting evidence of the Assigned Loan, duly signed by the Company.

6.2	Assignee’s Closing Documents

(a)	At the Closing, the Assignee will deliver funds by way of wire transfer to an account designated by the Assignor not less than two Business Days prior to the Closing or will tender to the Assignor a certified cheque or bank draft payable to the Assignor for the Assignment Price.

(b)	All accrued but unpaid interest on the Assigned Loan to the date of Closing (the “Interest Payment”) will be satisfied by the Assignor directing the Company to pay directly to the Assignor the amount of the Interest Payment on the next date that interest on the Assigned Loan is to be paid by the Company. For greater certainty, any interest paid or previously paid on the Assigned Loan prior to the date of this Agreement or the date of Closing shall be for the benefit of the Assignor.

7.	General

7.1	Survival of Assignor’s Representations

The representations, warranties, covenants and agreements of the Assignor contained in this Agreement and in any document or certificate given under this Agreement will survive the closing of the transactions contemplated by this Agreement and remain in full force and effect for a period of one year from the Closing date.

7.2	Survival of Assignee’s Representations

The representations, warranties, covenants and agreements of the Assignee contained in this Agreement and in any document or certificate given under this Agreement survive the closing of the transactions contemplated by this Agreement and remain in full force and effect for a period of one year from the Closing date.

7.3	Legal Fees

Each of the parties will bear the fees and disbursements of the respective lawyers engaged by them respectively in connection with this Agreement.

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7.4	Notices

Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by mailing the same postage prepaid or delivering the same addressed as follows:

To the Assignor:

c/o Cayman Management Ltd.

Ground Floor, Harbour Centre

P.O. Box 1569

George Town, Grand Cayman

KY1-1110, Cayman Islands

Attention: David Roberts

To the Assignee:

Arab Petroleum Investments Corporation (APICORP)

PO Box 9599

Damman 31423

Saudi Arabia

Attention: Chief Executive Officer

or to such other address as a party may specify by notice and shall be deemed to have been received, if delivered, on the date of delivery if it is a business day and otherwise on the next succeeding business day and, if mailed, on the fifth business day following the posting of the notice except if there is a postal dispute, in which case all communications shall be delivered.

7.5	Time of Essence

Time is of the essence of this Agreement.

7.6	Further Assurances

Each of the parties will execute and deliver such further documents and instruments and do such acts and things as may be reasonably required by another party to carry out the intent and meaning of this Agreement and to assure assignment of the Assigned Loan to the Assignee.

7.7	Proper Law

This Agreement will be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Arab Republic of Egypt.

7.8	Entire Agreement

This Agreement contains the whole agreement between the Assignor and Assignee pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions between the parties and there are no representations, warranties, covenants, conditions or other terms other than expressly contained in this Agreement.

7.9	Assignment

This Agreement may not be assigned by any party without the prior written consent of the other party, which consent may be arbitrarily withheld.

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7.10	Benefit and Binding Nature of the Agreement

This Agreement inures to the benefit of and is binding upon the parties and their respective successors and permitted assigns.

AS EVIDENCE OF THEIR AGREEMENT the parties have executed this Agreement as of the date and year first above written.

ARAB PETROLEUM INVESTMENTS CORPORATION (APICORP)

By:	/s/ AHMAD H. AL NUAIMI Ahmad H. Al Nuaimi CEO & GM

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METHANEX HOLDINGS (EGYPT) LTD.

By:	/s/ DAVID M.L. ROBERTS David M.L. Roberts Director

By:	/s/ ZELPHA M. BUNTING Zelpha M. Bunting Director

Accepted and ratified by Egyptian Methanex Methanol Company S.A.E.

By:	/s/ KAMILIA SOFIA Kamilia Sofia CEO & MD

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: October 31, 2013	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary